UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-14549

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Security Bancshares, Inc. Employee Stock Ownership Plan

(With 401(k) Provisions)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Security Bancshares, Inc.

131 West Front Street

P.O. Box 249

Thomasville, Alabama 36784

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

FINANCIAL STATEMENTS

DECEMBER 31, 2010 and 2009

*	All other schedules required by Section 2520-103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

We have audited the accompanying statements of net assets available for benefits of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Carr, Riggs & Ingram, LLC

Dothan, Alabama

June 29, 2011

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN (With 401(k) Provisions)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

	2010	2009
Assets
Investments, at fair value:
Participant directed:
Common Stock, United Security Bancshares, Inc.	$3,389,893	$4,552,881
Mutual Funds	8,233,765	7,497,115

Total Investments, at fair value	11,623,658	12,049,996

Receivables:
Employer contributions	15,253	—
Participant contributions	18,773	—
Accrued interest and dividends	32,621	29,252

Total Receivables	66,647	29,252

Net assets available for benefits	$11,690,305	$12,079,248

The accompanying notes are an integral part of these financial statements.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN (With 401(k) Provisions)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2010

2010
Additions to (reductions from) net assets attributed to:
Investments:
Interest and dividend income	$234,643
Net unrealized/realized depreciation in fair value of investments	(1,118,025)

Net investment loss	(883,382)

Contributions:
Employer	415,605
Participant	524,246

Total contributions	939,851

Net additions	56,469

Deductions from net assets attributed to:
Benefit payments to participants	445,412

Net decrease in net assets available for benefits	(388,943)

Net assets available for benefits at beginning of year	12,079,248

Net assets available for benefits at end of year	$11,690,305

The accompanying notes are an integral part of these financial statements.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	DESCRIPTION OF THE PLAN

The following brief description of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a controlled group defined contribution plan, which provides savings benefits for substantially all employees of the following controlled group of United Security Bancshares, Inc. (collectively, the “Company” or “Sponsor”):

United Security Bancshares, Inc. (parent company)

First United Security Bank

Acceptance Loan Company

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to a total of $16,500 of pretax annual compensation, as defined in the Plan and subject to applicable limitations of the Internal Revenue Code (“IRC”). Participants age 50 or over may also make “catch-up” contributions to their accounts on a pre-tax basis of up to $5,500. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans and conduit Individual Retirement Accounts (“IRAs”). The Plan provides that the Company will make a safe harbor matching contribution in an amount equal to 100% of the first 4% of compensation deferred. Prior to January 1, 2011, the Plan provided for a safe harbor matching contribution in an amount equal to 100% of the first 3% of compensation deferred and 50% of the next 2% of compensation deferred. Under the terms of the Plan, the Company also has the discretion to make additional contributions in the form of a matching contribution and a non-elective contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s match and Plan earnings, and reduced for any Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	DESCRIPTION OF THE PLAN (Continued)

Eligibility and Vesting

Employees are eligible to participate in the Plan on the first day of the month following their initial date of service. Effective January 1, 2003, participants are immediately vested in their contributions, the Company’s matching contributions and the earnings thereon. Prior to January 1, 2003, participants were immediately vested in their contributions, but subject to a six year vesting schedule in the Company’s contributions.

Forfeitures

Prior to January 1, 2003, participants who were not credited with at least 1,000 hours of service during the Plan year forfeited any Company contributions received for that Plan year. The forfeitures were used to reduce future Company contributions to the Plan. Effective January 1, 2003, participants are immediately vested in contributions; therefore, the Plan no longer has forfeitures.

Payment of Benefits

Participants may elect to receive a distribution upon hardship, termination, retirement or disability. Hardship distributions are allowed for purchasing of a primary residence; financing the higher education of the participant, the participant’s spouse or dependent; paying unreimbursed medical bills; or alleviating certain other financial hardships. Upon termination or retirement, participants may elect to receive a lump sum or rollover their account balances into other qualified plans. If a participant dies, the total account balance will be paid to the designated beneficiary or to their estate.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always 100% vested in their contributions and the Company’s match thereon.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and on the accrual basis.

Investment Valuation

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurement.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when earned. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, “Improving Disclosures about Fair Value Measurements.” This update requires a number of new disclosures, including disclosure of:

•	significant transfers in or out of Level 1 and Level 2 and the reasons for such transfers,

•	an entity’s policy for determining when transfers between levels are recognized,

•	the valuation techniques and inputs used in determining the fair value of assets or liabilities classified as Level 2 or Level 3, and

•	the changes in Level 3 fair value measurements to be disclosed separately rather than net.

In addition, this update seeks to improve transparency by requiring fair value measurement disclosures for each class of assets and liabilities. The Plan adopted this pronouncement effective beginning on January 1, 2010, except for the disclosures about purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements that are effective for fiscal years beginning after December 15, 2010. The adoption of this pronouncement did not have a material impact on the Plan’s financial statements.

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards.” ASU 2011-04 was issued to provide a consistent definition of fair value and to ensure that the fair value measurement and disclosure requirements are similar between GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The Plan is currently evaluating the effect that the provisions of this pronouncement will have on its financial statements.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 3.	INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2010 and 2009 are as follows:

	2010	2009
Common Stock, United Security Bancshares, Inc.	$3,389,893	$4,552,881
Federated Prime Obligations	2,263,562	2,269,075
American Funds Growth Fund of America R3	922,553	860,115
Federated Stock Trust	732,691	724,336
Dreyfus S&P 500 Index	635,403	*
Forward Balanced Allocation Fund	604,843	*
Federated Total Return Bond SS	*	604,006

*	Amount did not represent 5% or more of the Plan’s net assets as of the period indicated.

For the year ended December 31, 2010, the Plan’s investments (including investments bought, sold and transferred, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Common Stock, United Security Bancshares, Inc.	$(1,567,083)
Mutual Funds	449,058

Total	$(1,118,025)

NOTE 4.	FAIR VALUE MEASUREMENTS

The FASB issued a statement that defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in inactive markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 4.	FAIR VALUE MEASUREMENTS (Continued)

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Mutual funds: The fair value of mutual funds is at the quoted market prices in active markets.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 4.	FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
Description	Level 1	Level 2	Level 3	Total

Common Stock, United Security Bancshares, Inc.	$3,389,893	$—	$—	$3,389,893
Equity Mutual Funds	2,958,651	—	—	2,958,651
Money Market Mutual Funds	2,356,402	—	—	2,356,402
Bond Mutual Funds	1,038,912	—	—	1,038,912
Mixed Allocation Mutual Funds	1,501,718	—	—	1,501,718
International Equity Mutual Funds	378,082	—	—	378,082

Total	$11,623,658	$—	$—	$11,623,658

	Assets at Fair Value as of December 31, 2009
Description	Level 1	Level 2	Level 3	Total

Common Stock, United Security Bancshares, Inc.	$4,552,881	$—	$—	$4,552,881
Equity Mutual Funds	2,777,352	—	—	2,777,352
Money Market Mutual Funds	2,421,011	—	—	2,421,011
Bond Mutual Funds	1,052,114	—	—	1,052,114
Mixed Allocation Mutual Funds	922,921	—	—	922,921
International Equity Mutual Funds	323,717	—	—	323,717

Total	$12,049,996	$—	$—	$12,049,996

NOTE 5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Plan investments are managed by The Trust Company of Sterne, Agee & Leach, Inc. The Trust Company of Sterne, Agee & Leach, Inc. is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan Sponsor for administrative and record keeping services totaled $11,773 for the year ended December 31, 2010.

During the years ended December 31, 2010 and 2009, the Plan purchased 38,655 and 31,900 shares of United Security Bancshares, Inc. common stock at a cost of $436,403 and $535,896, respectively. During the years ended December 31, 2010 and 2009, the Plan sold 1,885 and 52,300 shares, respectively, of United Security Bancshares, Inc. for $15,834 and $1,194,353, respectively.

The Company pays for all legal, accounting and other services on behalf of the Plan.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 6.	RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to the Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$11,690,305	$12,079,248
Cash to accrual adjustment for accrued interest and dividends	(32,621)	(29,252)

Net assets available for benefits per the Form 5500	$11,657,684	$12,049,996

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2010 to the Form 5500:

Net decrease in net assets available for benefits per the financial statements	$(388,943)
Cash to accrual adjustment for accrued interest and dividends	(3,369)

Net decrease in net assets available for benefits per the Form 5500	$(392,312)

NOTE 7.	INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 21, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended subsequent to the receipt of the determination letter, and on January 29, 2008, the Company submitted the Plan to the IRS requesting another determination letter on the qualified status of the Plan. While the determination letter has not been received as of June 29, 2011, the Plan Administrator believes that the Plan, as amended, currently is designed and being operated in compliance with applicable requirements of the IRC. In the event the Plan document and/or the Plan’s operations are not in compliance with the IRC, the Plan Administrator will take any steps necessary to ensure the Plan continues to be qualified and its related trust continues to be tax-exempt.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is, more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes that it is no longer subject to income tax examination for years prior to 2008.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 8.	RISKS AND UNCERTAINTIES

The Plan provides for investment options in various funds that invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements. Approximately 29% and 38% of the Plan’s net assets were invested in the common stock of the Company at December 31, 2010 and 2009, respectively. The underlying value of the Company’s stock is impacted by the performance of the Company, the market’s evaluation of such performance and other factors.

NOTE 9.	SUBSEQUENT EVENTS

The Plan Administrator has evaluated subsequent events since the date of these financial statements. Other than the changes related to the mandatory safe harbor matching contribution described in Note 1, there were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN (With 401(k) Provisions)

SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2010

(Plan Number 001)

(Employer Identification Number 63-0843362)

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	United Security Bancshares, Inc. Common Stock	302,399 shares	**	$3,389,893
	Federated Prime Obligations	2,263,562 face	**	2,263,562
	American Funds Growth Fund of America R3	30,772 shares	**	922,553
	Federated MDT Stock Trust	32,651 shares	**	732,691
	Dreyfus S&P 500 Index	18,375 shares	**	635,403
	Forward Balanced Allocation Fund	39,845 shares	**	604,843
	Federated Total Return Bond SS	47,132 shares	**	525,526
	Goldman Sachs Short Duration Govt A	50,086 shares	**	513,386
	Federated Kaufmann Fund A	90,863 shares	**	498,836
	American Century 20th Century International Growth	34,154 shares	**	378,082
	Forward Aggressive Growth Allocation Fund	23,075 shares	**	323,057
	Forward Income and Growth Allocation Fund	17,750 shares	**	265,002
	Forward Growth Allocation Fund	17,716 shares	**	260,608
	Federated Capital Appreciation A	8,406 shares	**	159,882
	Forward US Government MMF Inst	92,840 face	**	92,840
	Forward Income Allocations Fund	3,350 shares	**	48,208
	Goldman Sachs Large Value A	788 shares	**	9,286

				$11,623,658

*	Party-in-interest.
**	Cost not required, funds are participant directed.

See accompanying report of independent registered public accounting firm, Carr, Riggs & Ingram, LLC.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(K) PROVISIONS)

Date: June 29, 2011	By:	/s/ Robert D. Steen
Robert D. Steen
Vice President, Treasurer, Assistant Secretary, Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer, Principal Accounting Officer) of United Security Bancshares, Inc., the Plan Administrator of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

Exhibit Index

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm.